TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the nine months ended June 30, 2006, and the audited consolidated financial statements for the year ended September 30, 2005.

This MD&A is prepared as of August 3, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property. In 2006, Taseko is focusing on production and improvements at the Gibraltar mine and updating a feasibility study on the Prosperity project.

Taseko had operating profit of $18.3 million and earnings of $4.1 million during the quarter ended June 30, 2006, compared to operating profit of $7.4 and earnings of $3.1 million in the previous quarter.

During the quarter ended June 30, 2006, the Company realized revenues of $54.8 million and $5.2 million from sales of 16.0 million pounds of copper and 186 thousand pounds of molybdenum in concentrates, respectively. The average price realized for sales of copper and molybdenum during the quarter were US$3.08/lb and US$24.81/lb respectively. During this same period the Gibraltar mine produced 10.1 million pounds of copper and 169 thousand pounds of molybdenum.

Taseko’s operating profit over the nine months of fiscal 2006 was $33.8 million and earnings were $13.9 million, as compared to operating profit of $12.0 million and earnings of $6.9 million in the same period of fiscal 2005. The fiscal 2005 results were lower because they included only six months of commercial production at the Gibraltar mine and metal prices were also lower during that period. In the first nine months of fiscal 2006, the Gibraltar mine has produced 36.3 million pounds of copper and 623 thousand pounds of molybdenum and realized revenues of $122.1 million from copper and $16.6 million from molybdenum, increases of $74.6 million and $4.2 million, respectively, over fiscal 2005.

Work continued during the quarter on the expansion and upgrade of the concentrator facility at the Gibraltar mine with engineering and procurement on schedule. Engineering is approximately 30% complete, orders have been placed for major components and the tendering process for major contractors is under way. The upgrade and expansion project will increase the production capacity of the Gibraltar mine by 30%, from 70 million pounds to 100 million pounds of copper per year by 2008.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rehabilitation of Gibraltar’s solvent extraction and electrowinning (SX-EW) plant also began during the quarter. The SX-EW plant will add 7 million pounds of annual copper cathode production capacity to the mine. The rehabilitation project is on schedule and on budget. The plant is expected to be operational by the fall of 2006.

Since March 2006, 62 diamond drill holes, totaling 18,000 metres, have been completed at Gibraltar. The drilling program was designed to expand information on the mineral resources located near the current mineral reserves to update the geological and mine models. Work so far is confirming the continuity of the mineralization. It is expected that completion of modeling and new mine plan development will allow conversion of a significant amount of measured and indicated resources to proven and probable reserves.

In July 2006, Taseko announced that it had given notice of withdrawal from the joint venture established with Ledcor CMI Ltd. Effective November 5, 2006 Taseko will assume responsibility for all matters in connection with the Gibraltar Mine and has agreed to pay a termination fee of $3.5 million.

The update of the feasibility study for the Prosperity gold-copper project is progressing with the completion of the scoping level studies for the mill redesign and mill operating and capital costs. Further scoping studies are underway to assess optimal designs of the tailings impoundment system and to review mining and other infrastructure costs.

The Prosperity Project Environmental Impact Assessment is well underway with ongoing ground and research work being performed, designed to complete earlier baseline data and studies in the biophysical, socio-economic, archeological, and traditional use fields. The Environmental Assessment Report is scheduled to be substantially complete in the spring of 2007.

Gibraltar Mine

Third Quarter 2006 Highlights

Copper

  Copper in concentrate production during the quarter was 10.1 million pounds of copper, 20% less than the previous quarter.

  Copper concentrate sales for the quarter were 29,129 wet metric tonnes ("WMT"), containing 16.0 million pounds of copper, an increase from the 23,207 WMT, containing 13.2 million pounds of copper sold during the previous quarter.

  The average price realized for sales of copper in the quarter was US$3.08 per pound compared to US$2.06 per pound in the previous quarter.

  Copper concentrate inventory at June 30, 2006 was 1,094 WMT, a decrease in inventory from the 12,487 WMT of concentrate on hand at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production in the quarter was 169 thousand pounds compared to 231 thousand pounds in the previous quarter.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

  Molybdenum concentrate sales in the quarter were 185.6 WMT, containing 186 thousand pounds, a decrease from the 242.4 WMT, containing 243.0 thousand pounds sold in the previous quarter.

  The average price realized for sales of molybdenum in the quarter was US$24.81 per pound compared to US$22.16 in the previous quarter.

  At the end of the third quarter, molybdenum in concentrate inventory was 7.4 WMT, compared to 24.6 WMT at the end of the previous quarter.

Third Quarter Production Results

The following table is a summary of the operating statistics for the current quarter (Q3 - 2006) compared to the previous quarter (Q2 - 2006), and the same quarter in the previous year (Q3 - 2005).

	Q3- 2006	Q2 - 2006	Q3 - 2005
Total tons mined (millions)[1]	8.8	9.9	10.3
Tons of ore milled (millions)	2.4	2.7	3.1
Stripping ratio	2.68	2.80	2.38
Copper grade (%)	0.265	0.300	0.314
Molybdenum grade (%MoS2)	0.015	0.017	0.018
Copper recovery (%)	79.6	79.7	80.8
Molybdenum recovery (%)	38.3	42.7	26.5
Copper production (millions lb)	10.1	12.8	15.5
Molybdenum production (thousands lb)	169	231	176

_________________________________
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total tons mined in the current quarter were lower than the previous quarter as a result of low shovel availability in April and an unscheduled five day shutdown of mine operations at the end of June as a result of failure of the primary crusher.

Copper produced in concentrate during the third quarter was 10.1 million pounds, a decrease from the 12.8 million pounds produced in the second quarter as a result of fifteen days of primary crusher down time during May and June. The primary crusher suffered a failure of the main bearing which then required complete dismantling and rebuild of the unit. The mill was able to continue to operate by drawing from the fine ore inventory but was unable to continue once the fine ore bin had been drawn down. Since the end of June, the primary crusher has resumed operations consistently. Copper production was further negatively affected as the mine worked through a lower grade portion of the pit.

Molybdenum produced in concentrate during the quarter was 169 thousand pounds, a decrease from 231 thousand pounds produced in the previous quarter as a result of the same issues which caused the reduced copper production.

Costs per pound of copper produced were above forecast for the quarter due to the reduced metal production, unplanned expenditures for crusher repairs, higher than planned fuel and labour costs, and by mining at an above budget strip ratio. The crusher down time accounted for the delay in production of approximately 2.5 million pounds of copper and 40 thousand pounds of molybdenum. The lost production accounted for approximately an increase of US$0.37 per pound of copper produced.

Off-site costs included the disputed price participation amount currently being deducted by Glencore Ltd. Price participation deductions by Glencore for the third quarter added approximately US$3.4 million, or roughly an extra US$0.21 per pound, to off-site costs.

Labour

There were no lost time accidents during the quarter. The number of personnel at the end of the quarter was 281, compared to 274 at the end of the previous quarter and the planned complement of 285.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Actual Compared to Current Forecast

The current forecasted copper and molybdenum production for fiscal 2006 is estimated to be 48-50 million pounds of copper and 820-850 thousand pounds of molybdenum. Actual production and costs for the first three quarters and forecast for the fourth quarter are tabulated below.

	Q1 (A)	Q2 (A)	Q3 (A)	Q4 (F)
Copper (millions lb)	13.4	12.8	10.1	12 to 14
Molybdenum (thousands lb)	223	231	169	200 to 225
Copper production costs, net of by product credits[1] , per lb of copper	US$1.10[2]	US$1.07[2]	US$1.50[3]	US$1.00 to $US1.15
Off Property Costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.33	US$0.43	US$0.50	US$0.43
Total cash costs of production per lb of copper	US$1.43	US$1.50	US$2.00	US$1.50 to US$1.65

*The by-product credit is based on pounds of molybdenum sold. The forecast production costs for 2006 are based on a molybdenum sales price of US$20 per pound for the remainder of the year.

[2]Excludes mining equipment lease costs but includes contractor overhead costs.

[3] Includes contractor overhead and mining lease costs. Copper production cost for Q3 is approximately US$0.37/lb above plan as a result of lost production as a result of primary crusher failure.

[4]Off-property costs are affected by price participation assessments applied by Glencore Ltd. Should the outstanding dispute be concluded in Taseko’s favor, off-property costs will decrease.

Drilling Program Underway

A $2 million definition drilling program was nearly completed at the end of the quarter. This work is the basis for defining the mineral resources between the existing pits and tying together the extensive mineralization zones. Results to date are very encouraging, indicating that the objectives of the program will be achieved.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located approximately 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Company carried out extensive exploration, engineering, mine planning, environmental and socio-economic studies on the property prior to 2001, outlining a large porphyry copper-gold deposit.

A preliminary overview study of the project has now been completed. The focus of the study was opportunities associated with the redesign of the concentrator, in particular, utilizing a single,

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

large diameter, semi-autogenous grinding (SAG) mill as opposed to multiple smaller SAG mills. Identification and “scoping” of opportunities to further reduce capital and operating costs is in progress and will be complete by September 2006, prior to a recommendation to proceed to a full feasibility study.

The Prosperity Project Environmental Impact Assessment is fully underway. Multidisciplinary work teams are gathering fisheries, wildlife, archaeology and traditional use data in the area where the project will be developed. Validation of previous work and completion of baseline studies is expected by the end of the year. The Environmental Impact Assessment will be completed by the spring of 2007.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.81/lb to the end of July.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices appear to have stabilized since January, averaging US$24/lb to the end of July.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$596/oz to the end of July.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

		As at	As at
	As at	September 30	September 30
	September 30	2004	2003
Balance Sheet	2005	(restated)	(restated)
Current assets	$58,380,111	$18,064,003	$3,832,059
Mineral properties	3,000	3,000	28,813,296
Other assets	132,613,767	112,799,415	16,825,852
Total assets	190,996,878	130,866,418	49,471,207

Current liabilities	52,023,078	40,179,912	3,851,136
Other liabilities	109,864,245	95,601,763	24,086,058
Shareholders’ equity	29,109,555	(4,915,257)	21,534,013
Total liabilities & shareholders’ equity	$190,996,878	$130,866,418	$49,471,207

		As at	As at
	Year ended	September 30	September 30
	September 30	2004	2003
Statement of operations	2005	(restated)	(restated)
Revenue	$(87,638,300)	$–	$–
Cost of production	57,799,558	–	–
Transportation and treatment	13,548,560	–	–
Amortization	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,456,901	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,334,840	855,646
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	4,250,831	1,476,999	1,090,765
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs	–	28,810,296	–
Current income tax expense (recovery)	(4,099,000)	23,744,000	–
Future income tax expense (recovery)	(13,423,000)	–	–
Loss (earnings) for the year	$(23,289,773)	$82,366,624	$5,025,872

Basic earnings (loss) per share	$0.23	$(1.10)	$(0.11)
Diluted earnings (loss) per share	$0.21	$(1.10)	$(0.11)

Basic weighted average number of common shares outstanding	100,021,655	75,113,426	46,984,378
Diluted weighted average number of common shares outstanding	110,732,926	75,113,426	46,984,378

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s pre-tax earnings for the quarter ended June 30, 2006 increased to $9.7 million, compared to $5.5 million in the previous quarter and decreased from $11.6 million in the same period in 2005. The Company’s after-tax earnings for the quarter ended June 30, 2006 increased to $4.1 million, compared to $3.1 million in the previous quarter and decreased from $11.6 million in the same period in 2005.

The Company reported revenues of $59.9 million, compared to $37.5 in the previous quarter and $31.5 million in the third quarter of 2005. The average price per pound of copper concentrate sold increased to US$3.08 per pound in the third quarter, up from US$2.06 per pound in the previous quarter and US$1.51 in the same quarter in 2005. Revenues increased significantly because of inventory drawdown and higher copper prices.

Revenues consisted of copper concentrate sales of $54.8 million and molybdenum concentrate sales of $5.2 million.

Cost of Sales for the period was $31.9 million, compared to $22.6 million in the previous quarter, and $13.2 million in the same quarter of 2005. Costs of Sales consist of total production cost, concentrate inventory reduction (Q3-2006 – $9.6 million; Q2-2006 – $0.4 million), and silver credits (Q3-2006 – $0.5 million; Q2-2006 – $0.3 million).

Total production costs for the period were $22.3, compared to $22.2 million in the previous quarter and $20.3 million in the same quarter of the previous year.

Transportation and treatment costs were $9.0 million for Q3-2006 compared to $6.6 million in Q2-2006. This increase in Q3-2006 is attributed to higher sales quantities and a significant increase in accrued price participation. Amortization expense remained the same at $0.8 million in each of the last two quarter.

Glencore Ltd. (“Glencore”) purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract. Gibraltar and Glencore are currently in dispute concerning the interpretation of the contract. Glencore asserts that the contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the contract does not provide for any such deduction. To June 30, 2006, Glencore had withheld approximately US$8.5 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the contract. Of this amount, US$3.4 million was withheld during the quarter ended June 30, 2006.

The dispute is pending the results of an arbitration hearing held in London, England, in June 2006. If Gibraltar is successful in the arbitration, then Gibraltar should immediately receive the full amount that has been withheld by Glencore. The results of the arbitration hearing are expected in mid August 2006.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses increased to $3.0 million in Q3-2006 compared to $0.5 million in Q2-2006. Part of this significant increase was due to an exploratory drilling program at the Gibraltar mine site to upgrade the resources at the mine and complete a new mine plan (Q3-2006 – $1.8 million; Q2-2006 – $0.05 million). The other significant exploration project was the continuing ramp up of activities at the Prosperity project and due diligence relating to potential new projects (Q3-2006 – $1.3 million; Q2-2006 – $0.07 million).

General and administrative costs increased to $2.5 million in Q3-2006 from $1.5 million in Q2-2006 due to an increase in legal and accounting fees (Q3-2006 – $1.1 million; Q2-2006 – $0.3 million) associated with legal and travel costs for the Glencore arbitration case as well as professional fees relating to the Company’s continued efforts to comply with the reporting requirements under Sarbanes-Oxley. Other items that significantly increased under General and Administrative costs were as follows: office and administration costs (Q3-2006 – $0.6 million; Q2-2006 – $0.5 million); and shareholder communications (Q3-2006 – $0.2 million; Q2-2006 –$0.1 million).

Due to a strengthening Canadian dollar, foreign exchange gain in Q2-2006 of $0.4 million became a loss of $0.3 million in Q3-2006.

A provision of $5.6 million was recorded for income taxes during the current quarter compared to $2.4 million in the previous quarter. The increase in the tax provision is due mainly to the depletion of tax pools as a result of the Company becoming more profitable. The Company is currently evaluating tax planning strategies to implement prior to year end.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

							Dec 31	Sep 30
				Sep 30 2005	Jun 30 2005	Mar 31 2005	2004	2004
	Jun 30 2006	Mar 31 2006	Dec 31 2005	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	68,650,908	67,249,013	57,067,156	58,380,111	50,973,406	31,423,939	24,673,141	18,064,003
Mineral properties	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Other assets	134,459,315	132,713,221	132,683,929	132,613,767	120,521,937	118,945,024	115,055,389	112,799,415
Total assets	203,113,223	199,965,234	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418

Current liabilities	39,329,642	40,814,739	41,238,381	52,023,078	46,801,857	41,968,895	40,893,737	40,179,912
Other liabilities	97,587,689	109,158,078	109,527,872	109,864,245	112,549,977	108,391,925	107,763,788	95,601,763
Shareholders’ equity	66,195,892	49,992,417	38,987,832	29,109,555	12,146,509	11,143	(8,925,995)	(4,915,257)
Total shareholders’ equity
and liabilities	203,113,223	199,965,234	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418

Revenue	(59,921,542)	(37,510,724)	(41,271,228)	(27,698,995)	(31,520,306)	(28,418,999)	–	–
Mine site operating costs	31,866,224	22,573,586	26,046,632	20,901,551	13,262,656	23,635,351	–	–
Transportation and treatment	8,973,018	6,642,980	6,276,902	4,400,743	5,300,114	3,847,703	–	–
Amortization	811,932	852,836	848,888	779,415	710,398	655,179	512,173	844
Expenses:
Accretion of reclamation
obligation	433,000	433,000	433,000	393,500	393,500	393,500	393,500	357,750
Conference and travel	39,352	83,528	71,485	60,369	36,301	11,281	12,995	11,689
Consulting	103,643	78,008	115,335	101,736	82,694	65,944	63,760	56,450
Corporation taxes	433,954	165,619	–	(6,825)	–	–	554	14,184
Exploration	2,957,745	470,840	269,629	455,211	6,634	11,694	32,047	(1,892,174)
Interest and finance charges	2,310,971	1,042,774	1,082,037	1,501,780	932,688	910,049	906,314	263,569
Legal, accounting and audit	1,061,474	334,396	362,495	176,167	74,022	79,317	97,146	325,567
Office and administration	612,865	498,553	390,319	527,896	236,954	236,804	164,316	88,512
Property investigation	–	–	–	–	–	–	–	4
Restart project	–	–	–	–	–	(1,214,796)	7,561,446	14,982,008
Shareholder communications	182,501	97,019	69,247	90,326	44,641	112,241	52,822	34,142
Trust and filing	22,651	214,792	21,086	8,300	8,027	67,787	6,114	53,052
Interest and other (income)	(1,579,117)	(1,545,680)	(1,626,954)	(1,324,344)	(1,552,559)	(1,233,485)	(6,437,221)	(4,464,851)
Loss on sale of property plant
and equipment	–	–	–	–	–	(17,000)	2,177,992	–
Income taxes	5,603,000	2,410,000	–	(17,522,000)		–	–	23,744,000
Foreign exchange	322,914	(447,665)	(32,151)	324,275	194,365	(120,290)	(364,270)	–
Write down of mineral property
acquisition costs	–	–	–	–	–	–	–	28,810,296
Stock-based compensation	1,685,331	535,070	230,846	401,470	170,310	392,697	164,549	2,035,178
Earnings (loss) for the period	4,080,084	3,071,068	6,712,432	16,429,425	11,619,561	585,023	(5,334,237)	(64,420,220)

Basic and diluted loss per
share	0.03	0.03	0.06	0.14	0.12	0.01	(0.06)	(0.85)

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

At June 30, 2006, Taseko had working capital of $29.3 million, as compared to a $24.0 million at March 31, 2006. The increase was primarily a result of operations from the Gibraltar mine and the exercising of share purchase options and warrants during the quarter.

The Company has accrued a tax provision of a subsidiary company of $24.1 million in the consolidated financial statements. Of this provision, $21.5 million is net of a $23.7 million income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place prior to the Company's fiscal year ending on September 30, 2006. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs, working capital and the Gibraltar mill expansion during the remainder of fiscal 2006 and 2007.

Subsequent to June 30, 2006, the Company announced that it has agreed to offer up to US$30 million in principal amount of five year convertible bonds (“Bonds”) to accredited institutional investors outside of North America. The Bonds will be convertible into Taseko’s listed common (ordinary) shares at a conversion price to be set at a premium to the prevailing market price of the shares at the time of completion of the offering. The Bonds will constitute direct, unsubordinated, unsecured, interest bearing obligations of Taseko.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

In April 2006, the Company exercised its right to acquire certain of the Company’s mine haul trucks and a mining shovel held under capital leases for approximately US$12.5 million. The purchase caused the “capital lease obligation” to be extinguished and the “assets under capital lease” to be reclassified as “property, plant and equipment”. The Company has various loans on its on-road vehicles totaling $29,691, all of which is current.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company during the three months ended June 30, 2006 increased to $866,839, as compared to $658,552 in the previous quarter and as compared to $234,300 in the third quarter of the previous year.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended September 30, 2005. The preparation of consolidated

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment, and of assets under capital lease, the carrying values of the reclamation liability,
  the carrying values of the capital leases,
  the carrying values of the convertible debenture and conversion right, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13 Change in Accounting Policies including Initial Adoption

Convertible debentures

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. The accretion charges that were previously recorded through deficit have been eliminated and now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the nine months ending June 30, 2006 it amounted to $886,052. This change had no effect on earnings per share.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at August 3, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				121,426,675

Share purchase option	September 29, 2006	$ 0.55	280,000
	September 20, 2006	$ 1.40	1,415,000
	September 29, 2006	$ 1.36	650,000
	September 28, 2010	$ 1.15	1,346,667
	September 28, 2007	$ 1.15	226,500
	December 14, 2007	$ 1.29	75,000
	March 27, 2009	$ 2.07	96,667
	September 28, 2010	$ 2.07	270,000
	March 28, 2011	$ 2.18	475,000
	September 28, 2010	$ 2.18	170,000
	March 27, 2009	$ 2.18	372,000
	March 28, 2011	$ 2.18	380,000
	March 27, 2009	$ 2.18	137,500
	March 28, 2011	$ 2.18	90,000	5,984,334

Warrants	September 28, 2006	$ 1.40	2,900,000
	September 18, 2006	$ 1.66	1,704,000	4,604,000

Convertible debenture,	July 21, 2009	$ 4.64	3,663,793	3,663,793
Boliden Westmin (Canada) Limited

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916